FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s announcement dated April 14, 2004 that Registrant has signed a teaming agreement with Elbit Systems.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: April 14, 2004

Apr 14, 2004

Elbit Systems and Gilat Sign Teaming Agreement for Satellite Networking Cooperation for Defense and HomelandSecurity Applications
Cooperation already results in GlobaLight™ portable VSAT for military broadband and VoIP communications

Haifa and Petach Tikvah Israel, April 14, 2004 – Elbit Systems Ltd. (NASDAQ:ESLT) and Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced that the two companies have signed a teaming agreement for cooperation in the area of satellite communications for the defense and homeland security markets. The agreement leverages Gilat’s latest commercial satellite-based Very Small Aperture Terminal (VSAT) technology by integrating it with Elbit Systems’ defense technologies for military and homeland defense applications.

The joint effort has already resulted in the introduction of a new product as well as additional defense and security applications. The new product, GlobaLight™ is a man-pack, military standard, portable VSAT terminal for broadband data, voice and video, providing a highly effective means of communication for disaster and emergency command and support teams, as well as for remote infantry and border patrols. GlobLight™ products were already presented to several potential customers.

Another example of this joint effort is a family of military transportable VSAT terminals with Demand Assigned Multiple Access (DAMA) networks using the latest Mesh and Multicasts topologies, making it suitable for defense and homeland security communication infrastructures.

Itzhak Dvir, Elbit Systems’ Corporate Vice President, said, “The teaming between Gilat and Elbit Systems brings together readily available and mature commercial technology with defense expertise, providing advanced satellite communication solutions for military and security applications. We believe that the new products based on technologies from both companies introduce high fidelity and flexible beyond-the-line-of-sight communications to all mobile echelons, with improved interconnectivity and reliability, in very cost effective solutions.”

Tal Meirzon, Gilat’s VP for Marketing and Business Development, said, ” This new cooperation increases Gilat’s capabilities to offer satellite-based telecommunication networking for military and security applications. Elbit’s reputation, know-how and systems integration capabilities in the defense industry, powered by Gilat’s broad satellite networking technology and operational experience, introduce to military markets managed networking solutions for long-range and beyond-the-line-of-sight applications, for which we see an increasing market demand. This collaboration continues Gilat’s strategy of partnering with leading industry players in order to increase Gilat technology in key new markets and widen the range of applications using satellite networks.”

About Elbit Systems Ltd.
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications. For more information about Elbit Systems Ltd. visit our website at www.elbitsystems.com

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com